NF ENERGY SAVINGS CORPORATION

ROOM 3106, BLOCK C, 390 QINGNIAN AVENUE

HEPING DISTRICT

SHENYANG, P.R. CHINA 110002

October 22, 2013

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NF Energy Saving Corporation

Form 10-K for the year ended December 31, 2012

Filed March 29, 2013

File No. 1-34890

Dear Mr. Cash:

I am responding to the comments on behalf of NF Energy Saving Corporation (the “Company”) sent on August 2, 2013. Each comment is reproduced below with the Company’s response thereafter.

If you have further questions about this response or other comments, please forward them to me as well as to our counsel, Golenbock Eiseman Assor Bell & Peskoe LLP, Mr. Andrew D. Hudders, his email address is ahudders@golenbock.com and telephone number is 212-907-7349.

Form 10-K for the fiscal year ended December 31, 2012

Form 10-Q for the period ended March 31, 2013

Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

1.	We have read your response to our comment letter dated June 28, 2013. While we note you present your statements of cash flow utilizing the indirect method as permitted by ASC Topic 230, we continue to believe your statements of cash flows are materially misstated due to how you present purchases of inventory from suppliers that you settle using short-term bank notes. We do not believe presenting an increase in accounts payable to purchase inventory in operating cash flows and presenting the payment for inventory in financing cash flows (without ever presenting a decrease in accounts payable in operating cash flows) is appropriate or complies with ASC Topic 230. When you settle an account payable using short-term bank notes, we believe the bank is essentially acting as your agent. Therefore, we believe rather than disclosing this as a non-cash transaction, you should present the decrease in accounts payable in operating cash flows and present the increase in short-term bank debt in financing cash flows. It appears to us you should restate your historical statements of cash flows, including your interim statements, to comply with ASC Topic 230. Please ensure you also comply with ASC Topic 250 in your exchange act amendments. Alternatively, please demonstrate to us how or why you do not believe the errors have resulted in your historical financial statements being materially misstated.

Response:

The Company agrees that its statements of cash flows for the periods in question have not been presented in accordance ASC Topic 230. Accordingly, the Company intends to restate its historical statements of cash flow for the years ended December 31, 2011 and 2012, as well as its interim statements for the periods ended March 31, 2013 and June 30, 2013 as follows:

Restatement of Cash Flows Statement

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 (RESTATED)

	Previously reported	Restatement	Restated

Cash flows from operating activities:

Accounts payable, trade	268,686	(1,582,319)	(1,313,633)

Net cash provided by operating activities	4,559,248	(1,582,319)	2,976,929

Cash flows from financing activities:

Repayment on short-term bank borrowings	(8,307,172)	1,582,319	(6,724,853)

Net cash (used in) provided by financing activities	(568,653)	1,582,319	1,013,666

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Settlement of accounts payable in lieu of bank demand notes	$1,582,319	(1,582,319)	$-

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 (RESTATED)

	Previously reported	Restatement	Restated

Cash flows from operating activities:

Accounts payable, trade	1,446,017	(3,098,661)	(1,652,644)

Net cash provided by operating activities	2,488,573	(3,098,661)	(610,088)

Cash flows from financing activities:

Proceeds from short-term bank borrowings	2,533,156	3,098,661	5,631,817

Net cash (used in) provided by financing activities	2,087,582	3,098,661	5,186,243

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Settlement of accounts payable in lieu of bank demand notes	$3,098,661	(3,098,661)	$-

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 (RESTATED)

March 31, 2013

	Previously reported	Restatement	Restated

Cash flows from operating activities:

Accounts payable, trade	1,093,236	(649,080)	444,156

Net cash used in operating activities	(112,757)	(649,080)	(761,837)

Cash flows from financing activities:

Repayment on short-term bank borrowings	(1,590,882)	649,080	(941,802)

Net cash used in financing activities	(1,590,882)	649,080	(941,802)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Settlement of accounts payable in lieu of bank demand notes	$649,080	(649,080)	$-

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 (RESTATED)

June 30, 2013

	Previously reported	Restatement	Restated

Cash flows from operating activities:

Accounts payable, trade	4,407,729	(3,777,245)	630,484

Net cash provided by operating activities	3,723,565	(3,777,245)	(53,680)

Cash flows from financing activities:

Repayment on short-term bank borrowings	(7,278,239)	3,777,245	(3,500,994)

Net cash (used in) provided by financing activities	(5,117,527)	3,777,245	(1,340,282)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Settlement of accounts payable in lieu of bank demand notes	$3,777,245	(3,777,245)	$-

The Company confirms that its Exchange Act amendments will comply with ASC Topic 250. Please note that the Company did not begin using short-term bank notes to settle purchases of inventory from suppliers until 2011, and therefore, none of its statements of cash flow prior to 2011 need to be restated.

The Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lihua Wang
Lihua Wang, CFO